

September 17, 2020

Ronald Loudoun
President, Chief Executive Officer and Director
Green Hygienics Holdings Inc.
13795 Blaisdell Place, Suite 202
Poway, CA 92064

> **Re: Green Hygienics Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2020**
> **File No. 333-248790**

Dear Mr. Loudoun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Marc A. Indeglia